SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 18, 2009
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X              Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release
GRANTING OF OPTIONS TO DIRECTORS AND COMPANY SECRETARIAL
PERSONNEL OF ANGLOGOLD ASHANTI LIMITED IN TERMS OF THE
ANGLOGOLD SHARE INCENTIVE SCHEME

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ JSE Share Code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
GRANTING OF OPTIONS TO DIRECTORS AND COMPANY SECRETARIAL PERSONNEL OF
ANGLOGOLD ASHANTI LIMITED IN TERMS OF THE ANGLOGOLD SHARE INCENTIVE SCHEME
In terms of JSE Listings Requirement 3.63 we hereby provide the following information regarding the granting of options by the Company in terms of the AngloGold Share Incentive Scheme to directors and company secretarial personnel.
Date of notification
:
18 February 2009
Date of grant
:
17 February 2009
On 29 April 2005 (as amended on 2 May 2008), shareholders approved the introduction of two new incentive plans, the key terms of which were disclosed. The bonus share plan provides for the vesting of awards in two tranches – 40% in year one from date of grant and 60% in year two.
If however during years one and two, no options were exercised, then an additional 20% of awards granted will be issued and be fully vested three years from date of grant, provided that the participant is still in the employ of the company at the dates of vesting. Awards granted in terms of the long-term incentive plan (LTIP) vests three years after date of grant, to the extent that the performance conditions, under which the awards were granted, are met. LTIP awards vest on 17 February 2012.
Any awards not exercised within 10 years from date of grant will lapse.
Strike price
:
NIL cost to participant in accordance with the rules of the above plans
Class of security
:
Awards to acquire ordinary shares
Type of interest
:
Direct beneficial
Clearance was obtained in terms of 3.66 of the JSE Listings Requirements.
Name Designation
Bonus Share
Plan
Long-Term
Incentive Plan
Cutifani : M
Director and CEO
19,992
40,694
Venkatakrishnan : S
Director and CFO
15,268
21,238
Eatwell : L
Company Secretary
1,020
1,856
Total awards granted to directors and company secretarial personnel
36,280                 63,788
The awards granted above form part of a total award grant of
740,609               528,538
Number of participants
1,558
87
Market value per award at date of grant
R293.99
R293.99
Total number of ordinary shares currently held by the CEO, CFO and
Company Secretary is 10,000; 5,221 and 130, respectively.
Johannesburg
18 February 2009
JSE Sponsor : UBS Limited
Queries
Tel: Mobile: E-mail:
Alan Fine (Media) +27 (0) 11 637 6383 +27 (0) 83 350 0757 afine@AngloGoldAshanti.com
Joanne Jones (Media) +27 (0) 11 637- 6813 +27 (0) 82 896 0306 jjones@AngloGoldAshanti.com
Himesh Persotam (Investor Relations)   +27 (0) 11 637-6647
+27 (0) 82 339 3890 hpersotam@AngloGoldAshanti.com

Certain statements made in this communication, including, without limitation, those concerning the proposed sale of
AngloGold Ashanti’s joint venture interest in the Boddington Gold Mine, the benefits anticipated from the proposed sale and the timing of the satisfaction of the conditions precedent to the transaction, the timing of the repayment of AngloGold
Ashanti’s bridge financing and AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the reduction, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-
looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.
Accordingly, results could differ materially from those set out in the forward-looking statements as a result of unanticipated delays or difficulties in obtaining regulatory or third party approvals and other factors. For a discussion of such factors, that may affect AngloGold Ashanti, including changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management, refer to AngloGold Ashanti's annual report for the year ended 31
December 2007, which was distributed to shareholders on 31 March 2008, and report to shareholders for the quarter and nine months ended 30 September 2008, which was distributed to shareholders on 30 October 2008. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-
looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: February 18, 2009
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary